Exhibit 99.1

DouYu International Holdings Limited Provides Update on Its Status under the Holding Foreign Companies Accountable Act

WUHAN, China, May 5, 2022 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today provided an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that it was identified by the United States Securities and Exchange Commission (the “SEC”) under the HFCAA on May 4, 2022. The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC has determined that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for the Company’s financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a U.S. stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect the registered public accounting firm’s working paper related to such company.

The Company has been actively exploring possible solutions to best protect the interest of its stakeholders and would like to note that this update has no impact on business operations. The Company will continue to comply with applicable laws and regulations in both China and the U.S.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

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